AMENDMENT TO TRANSFER AGENCY AND SERVICES AGREEMENT

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of March 2, 2022 (the “Effective Date”):

Term	Means
“Existing Agreement”	The Transfer Agency and Services Agreement between ALPS and the Trust dated December 7, 2006, as amended
“ALPS”	ALPS Fund Services, Inc.
“Trust”	ALPS Variable Investment Trust

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Variable Investment Trust		ALPS Fund Services, Inc.

By:	/s/ Kathryn Burns	By:	/s/ Ken Fullerton

Name:	Kathryn Burns	Name:	Ken Fullerton

Title:	President	Title:	Authorized Representative

Schedule A to this Amendment

The Existing Agreement is amended as follows as of the Effective Date, except such AML provisions which take effect as of the date for the corresponding updates to the ALPS AML Procedures, as defined in Section 15:

1.	Section 2.2 of the Existing Agreement is deleted in its entirety and replaced with the following:

2.2	Fees for Additional Services; Expenses. In addition to the fee paid under Section 2.1 above, fees for conversion, setup and implementation, tax related services, financial statements and audit support, data extracts, development work, customized reports and other services not listed in this Agreement may be billed as agreed to in writing prior to the commencement of work.

Fees assume that the Trust will supply trades and other required data in either (i) industry standard file formats, i.e., commercially available Order Management System (OMS) or SWIFT formats, or (ii) Transfer Agent’s standard formats. Any other file formats that require Transfer Agent development will be billed separately at the Transfer Agent’s standard rates. These development charges are not included in the listed conversion fees, if any.

Any and all charges for market data and, as may be agreed in writing, fees for Transfer Agent calculated values for over the counter derivatives will be billed to the Trust separately.

The Trust shall be responsible for any and all charges for security pricing and data fees, Bloomberg fees, tax calculation and reporting fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), FINRA advertising/filing fees (including additional Transfer Agent fees for expedited reviews), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, intermediary vision services, document storage fees, shareholder verification (KYC/CIP) services, shareholder bank verification fees, lost shareholder and escheatment fees, 22c2 fees, sales reporting fees, retirement account disclosure language, private label money markets, customized programming/enhancements, enhanced reporting activities and other expenses incurred in connection with the performance of the Transfer Agent duties under its Agreement with the Trust and administrative handling fees attributable to management of such expenses. For expenses of a third party from which the Transfer Agent receives services as part of an existing Transfer Agent relationship or agreement, the Trust may be billed the amount attributable to the services it received, calculated before application of any discount that the Transfer Agent may receive as part of its overall relationship with the supplier (if applicable). All such fees described above may be provided through the Transfer Agent affiliates at standard rates. To the extent reasonably practicable, the Transfer Agent will provide advance notice to the Trust of any material changes in fees and if not reasonably practicable to provide in advance, as soon as reasonably practicable thereafter.

In addition to any fees, reasonable out-of-pocket expenses, including expenses incurred by the Transfer Agent for travel, lodging, meals, telephone, shipping, duplicating and cost of data will be billed to the Trust. For any work to be billed at the Transfer Agent’s standard rates, estimates will be provided prior to work being started.

2.	The contact information in Section 13.12. Notices of the Existing Agreement is deleted in its entirety and replaced with the following:

If to the Transfer Agent:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

Attention: General Counsel

E-mail: notices@ssinc.com

If to the Trust:

ALPS Variable Investment Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Attention: Secretary

With a copy to:

Davis Graham & Stubbs LLP

155017th Street, Suite 500

Denver, Colorado 80202

3.	Section 15. Anti-Money Laundering; Customer Identification Program; FinCEN Requests of the Existing Agreement is deleted in its entirety and replaced with the following:

15. Anti-Money Laundering Delegation.

15.1 Delegation. In order to assist the Trust with the Trust’s anti-money laundering and countering the financing of terrorism (“AML”) responsibilities under applicable AML laws, the Transfer Agent offers certain risk-based AML procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with the Trust (“ALPS AML Procedures”). The Trust desires to implement the ALPS AML Procedures as part of the Trust’s overall AML program (“Trust AML Program”).

Accordingly, subject to the terms and conditions set forth in this Agreement, the Trust hereby instructs and directs the Transfer Agent to implement the ALPS AML Procedures as set forth in Section 15.3 below on the Trust’s behalf and delegates to the Transfer Agent the day-to-day operation of ALPS AML Procedures.

The Trust acknowledges that the Transfer Agent is not responsible for the entire Trust AML Program and is solely responsible for the day-to-day operations of the ALPS AML Procedures delegated to the Transfer Agent pursuant to the prior sentence. While ALPS AML Procedures may be subject to monitoring and testing by employees of the Transfer Agent (or its parent company, or affiliates) or an independent party, as documented in the ALPS AML Procedures. The Trust acknowledges that the Trust bears ultimate responsibility for the Trust AML Program and that any of the Transfer Agent’s efforts or outcomes of testing may not be solely relied upon by the Trust to meet applicable regulatory requirements for an independent test of the Trust AML program.

15.2 Limitation on Delegation. The Trust acknowledges and agrees that in accepting the delegation hereunder, the Transfer Agent is agreeing to perform only the AML Procedures and is not undertaking and shall not be responsible for any other aspect of the Trust AML Program or for the overall compliance by the Trust with the USA PATRIOT Act or for any other matters that have not been delegated hereunder.

Additionally, the parties acknowledge and agree that the Transfer Agent shall only be responsible for performing the ALPS AML Procedures with respect to the ownership of, and transactions in, Shares in the Portfolio(s) for which the Transfer Agent maintains the Shareholder information. For the avoidance of doubt, the Transfer Agent is not responsible for the beneficial information held in omnibus accounts.

15.3. ALPS AML Procedures. The Transfer Agent shall perform ALPS AML Procedures, as documented. The ALPS AML Procedures are subject to change at any time at the Transfer Agent’s sole discretion. To the extent practicable, the Transfer Agent shall provide the Trust with reasonable advance notice of any material changes to the ALPS AML Procedures and if not reasonably practicable to provide in advance, as soon as reasonably practicable thereafter. The Transfer Agent agrees to make ALPS AML Procedures documentation available to the Trust.

Among other items and consistent with the ALPS AML Procedures, the Transfer Agent shall compare account and transaction information to any FinCEN request received by the Trust and provided when available to the Transfer Agent without undue delay, pursuant to USA PATRIOT Act Sec. 314(a), and provide the Trust with the necessary information and in a commercially reasonable time frame for the Trust to respond to such request within the required time frame. For the avoidance of doubt, the Transfer Agent shall have no obligation under this subsection to procure the Trust’s 314(a) request list, follow up with the Trust in regard to 314(a) request lists that the Trust or its service provider has failed to provide to the Transfer Agent, or take any action with respect to the Trust’s 314(a) request list if such list has not been provided to the Transfer Agent by the Trust.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.